16014856

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

SEC FILE NUMBER
8-24829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 California Street
(No. and Street)

Denver (City) Colorado (State) 80237-2719 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. McCauley, Jr (727) 299-1692
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1 N. Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant

( ) Public Accountant

( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William McCauley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Capital, Inc. as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William H. McCauley, Jr.

William H. McCauley, Jr
Vice President & CFO

KELLY RENE REA
MY COMMISSION # FF 204147
EXPIRES: March 22, 2019
Bonded Thru Notary Public Underwriters

Kelly Rene Rea
Notary Public

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Changes in Financial Condition.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSAMERICA CAPITAL, INC.
FINANCIAL STATEMENTS
Year Ended December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Notes to Financial Statements 3

pwc

Report of Independent Registered Public Accounting Firm

To Management of Transamerica Capital, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Transamerica Capital, Inc. (the "Company") at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2016

TRANSAMERICA CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except for share data)
December 31, 2015

Assets		
Cash and cash equivalents	$	74,382
Distribution fees receivable		20,103
Deferred tax asset, net		1,941
Receivable from Parent under tax allocation agreement		191
Prepaid expenses and other assets		1,016
Total assets	$	97,633
Liabilities and stockholder's equity		
Liabilities		
Due to affiliates, net		37,209
Commissions payable to affiliates		16,230
Payable to parent under tax allocation agreement		529
Salaries, benefits and bonuses payable		4,795
Service fees payable		9,893
Other liabilities		3,626
Total liabilities		72,282
Stockholder's equity		
Common stock, no par value, 1,000,000 shares authorized, 1,062 shares issued and outstanding		1
Additional paid-in capital		98,979
Retained deficit		(73,629)
Total stockholder's equity		25,351
Total liabilities and stockholder's equity	$	97,633

See accompanying notes.

TRANSAMERICA CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

1. Summary of Significant Accounting Policies

Transamerica Capital, Inc. (the "Company") is a wholly owned subsidiary of Transamerica Corporation (the "Parent"), which is a wholly owned subsidiary of AEGON N.V., a public limited liability share company organized under Dutch law. The Company was formerly a wholly owned subsidiary of AEGON USA Holding Company ("AUSA"). AUSA merged into Transamerica Corporation effective December 31, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily wholesales and markets variable insurance products and mutual funds for affiliated companies.

Basis of Accounting

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S.GAAP).

Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and money market funds with original maturities of three months or less. Cash and cash equivalents, except money market funds, are primarily valued at amortized cost, which approximates fair value. Money market funds are valued based on net asset value provided by the fund managers.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate.

Subsequent Events

Management has evaluated subsequent events between the balance sheet date and the date when the financial statements are issued. No subsequent events have been identified.

Future Accounting Guidance

Accounting Standards Codification ("ASC") 205, *Presentation of Financial Statements*

In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-15, *Presentation of Financial Statements-Going Concern* (ASC Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This update requires an entity's management to evaluate whether there are conditions or events that, considered in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. It also requires disclosures under certain circumstances. The update is effective for annual period ending after December 15, 2016. Early application is permitted. The Company is in the process of reviewing its policies and processes to ensure compliance with the new guidance.

ASC 606, *Revenue from Contracts with Customers*

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers: Topic 606.* The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance unless the contracts are within the scope of other standards (for example, financial instruments, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance establishes a five-step process to achieve this core principle. In August 2015, FASB issued ASU 2015-14, *Deferral of the Effective Date*, that defers the effective date of ASU 2014-09 by one year. As a result, the Company will apply the ASU beginning in 2018, using either of two methods: retrospective to each prior reporting period presented with certain practical expedients, or retrospective with the cumulative effect of initial application recognized at the date of initial application subject to certain additional disclosures. Early application of ASU 2014-09 is permitted, but not before interim and annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is evaluating the impact that adoption of this update will have on the Company's financial position and results of operation.

2. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets

  b) Quoted prices for identical or similar assets or liabilities in non-active markets

  c) Inputs other than quoted market prices that are observable

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2015:

	December 31, 2015			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents - money market funds (a)	$ -	$ 28,703	$ -	$ 28,703
Total assets	$ -	$ 28,703	$ -	$ 28,703

(a) Cash equivalents, which include only money market funds, are valued based on net asset value provided by the fund managers. Operating cash is not included in the above-mentioned tables.

During 2015, there were no transfers between levels.

3. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with its Parent and affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to the Parent. Under this agreement, the Company received contributions of $358 from its Parent during the year ended December 31, 2015, as a result of tax sharing. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity. A tax return has not yet been filed for 2015.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. These include state taxes and other expenses not deductible until future periods for tax purposes. At December 31, 2015, the deferred income tax asset was $1,941.

At December 31, 2015, there was no valuation allowance for deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the four sources of income: scheduled reversal of deferred tax liabilities, projected taxable income, taxable income in prior carryback years, and tax planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and determined there were tax benefits of $71 that should not be recognized at December 31, 2015, which is primarily related to a Los Angeles Gross Receipts audit. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company's federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2008 have been completed and resulted in tax return adjustments that are currently undergoing final review with Joint Committee. An examination is already in progress for the years 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

4. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of life insurance, annuities, and other-investment related activities. The Company records the payable for this activity in commissions payable to affiliates on the Statement of Financial Condition.

The Company is party to a cost-sharing agreement between its Parent and affiliated companies, providing general administrative services as needed. Receivables and payables related to this agreement are recorded in due to affiliates and salaries, benefits and bonuses payable on the Statement of Financial condition.

Distribution fees receivable from affiliated companies are recorded in distribution fees receivable on the Statement of Financial Condition.

During 2015, the Company did not pay a return of capital. The Company received $358 of capital contribution due to a net tax rate true up from its Parent during 2015.

5. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2015, the Company had net capital of $18,124, which was $13,318 in excess of its required net capital of $4,806. The Company's ratio of aggregate indebtedness to net capital was 3.98 to1 at December, 31 2015.

6. Commitments and Contingencies

The Company leases its office space and certain other equipment under operating leases that expire through 2025.

At December 31, 2015, minimum rental payments under all noncancelable operating leases with initial terms of one year or more are:

2016	$	4,069
2017		4,056
2018		4,035
2019		3,994
2020 and thereafter		23,922
	$	40,076

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on its financial position, results of operations or cash flows of the Company.